For immediate release	Exhibit No. 99.1

Fairmont Expands to South Africa with Zimbali Development
- Strategic Partner, IFA Hotels & Resorts, to Invest $250 Million in Project -

TORONTO, December 12, 2005 - Fairmont Hotels & Resorts Inc. (“Fairmont”) (TSX/NYSE: FHR) announced today another long-term management agreement with its strategic partner, IFA Hotels & Resorts (“IFA”). IFA will invest more than $250 million in the project, located in South Africa’s province of KwaZulu-Natal. The development will include a luxury resort, championship golf course, spa and vacation ownership products, including Fairmont Heritage Place. The resort is expected to open in 2008 and will be branded “Fairmont Zimbali”.

The strategic alliance between Fairmont and IFA began in Dubai with the development of Fairmont Palm Island and expanded into Africa in a joint venture between Fairmont, IFA and Kingdom Hotel Investments with the recent acquisition of a Kenyan hotel portfolio.

“This development is another successful step in our effort to expand our brand globally,” commented William R. Fatt, Fairmont’s Chief Executive Officer. “We are pleased that our relationship with IFA has already produced a number of partnership opportunities and, with this development, creates an ideal platform to explore other opportunities in the growing South African leisure travel market.”

Talal Jassim Al Bahar, Chairman and Managing Director of IFA, said “Fairmont is the ideal partner for our significant development in Zimbali as it will bring the highest level of hospitality standards to South Africa. IFA remains committed to becoming one of the leading foreign tourism and property investors in Africa, ultimately expanding tourism in this burgeoning tourism market.”

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

About IFA Hotels & Resorts
IFA Hotels & Resorts is a wholly-owned subsidiary of Kuwait’s International Financial Advisors, and is widely recognized as one of the world’s leading international companies engaged in the development of premier integrated and mixed-use hotel and tourism resort projects throughout Europe, the Middle East, the Indian Ocean and Africa. Throughout the world, IFA Hotels & Resorts aims to link its resorts in Dubai, South Africa, Zanzibar, Lebanon and Portugal to new parts of the globe, such as Mauritius, Eastern Europe and the Far East. This will offer residential investors and tourist visitors alike, to follow IFA Hotels & Resorts throughout a unique network of world-class hotels, residential resorts, vacation and residence club destinations.

Investors:	Media:
Emma Thompson	Lori Holland
Executive Director Investor Relations	Director Public Relations
Tel: 416.874.2485	Tel: 212.715.7098
Email: investor@fairmont.com	Email: lori.holland@fairmont.com
Website: www.fairmontinvestor.com	Website: www.fairmont.com